

Mail Stop 3720

December 30, 2016

Don Joos
President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, California 94085-3913

> **Re:** **ShoreTel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 12, 2016**
> **File No. 001-33506**

Dear Mr. Joos:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Comparison of Fiscal 2016 to 2015 and Fiscal 2015 to 2014

Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute a decline in produce revenue and a corresponding increase in hosted revenue to, respectively, "a decline in new customer volume" and "to new customers and additional sales to existing customers." However, you do not fully analyze the underlying reasons for these changes or discuss trends concerning your disclosed products, solutions, and services. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. We believe that an expanded disclosure is necessary to understand management's view of the implementation and progress of your company transformation. We also believe this information is material for a complete investor understanding and illumination of the costs associated with the changes in your revenue mix.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications